SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4C - quarterly

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

October 30, 2018

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity
Prana Biotechnology Ltd
ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2018

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(2,031)	(2,031)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(42)	(42)
	(d) leased assets	-	-
	(e) staff costs	(924)	(924)
	(f) administration and corporate costs	(306)	(306)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	39	39
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(3,264)	(3,264)

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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) property, plant and equipment
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) property, plant and equipment
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
3.	Cash flows from financing activities	166	163
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(7)	(7)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (receipt of funds upon expiry of term deposit towards rental guarantee)	-	-
3.10	Net cash from / (used in) financing activities	159	159

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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period	15,235	15,235
4.1	Cash and cash equivalents at beginning of quarter/year to date
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,264)	(3,264)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	159	159
4.5	Effect of movement in exchange rates on cash held	147	147
4.6	Cash and cash equivalents at end of quarter	12,277	12,277

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	7,277	9,235
5.2	Call deposits	5,000	6,000
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	12,277	15,235

6.	Payments to directors of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to these parties included in item 1.2	241
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Salaries, director’s fees and consulting fees at normal commercial rates. Excludes GST where applicable.

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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

7.	Payments to related entities of the entity and their associates	Current quarter $A'000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2
-

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4	Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.
-

9.	Estimated cash outflows for next quarter	$A’000
9.1	Research and development	3,000
9.2	Product manufacturing and operating costs	-
9.3	advertising and marketing	20
9.4	Leased assets	-
9.5	Staff costs	900
9.6	Administration and corporate costs	600
9.7	Other (provide details if material)	-
9.8	Total estimated cash outflows	4,520

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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

10.	Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above)	Acquisitions	Disposals
10.1	Name of entity	-	-
10.2	Place of incorporation or registration	-	-
10.3	Consideration for acquisition or disposal	-	-
10.4	Total net assets	-	-
10.5	Nature of business	-	-

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:		Date: 30th October 2018
Company Secretary
Print name:	Phillip Hains

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.

If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

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